Exhibit 99.1

NewsRelease

TransCanada Launches Binding Open Season for Keystone Hardisty Terminal

Calgary, Alberta – March 1, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today launched an open season to obtain binding commitments from interested parties for the Keystone Hardisty Terminal, which will be located at the major crude oil terminal hub in Hardisty, Alberta.

The proposed project is an above ground, two million barrel crude oil terminal with tankage and pipeline infrastructure that could be expanded subject to the level of interest received in this open season. The proposed project will provide new infrastructure for Western Canadian producers and access to the Keystone Pipeline System.

Following completion of the open season, which closes at 12 p.m. (Mountain) on March 22, 2012 and subject to receipt of sufficient contractual commitments from shippers, TransCanada intends to proceed with the necessary regulatory applications for approvals to construct and operate the terminal. Subject to regulatory approvals, the project is expected to be in-service by early 2015.

The Keystone Pipeline System is an operational 3,461 kilometre (2,151 mile) pipeline that is delivering over 500,000 barrels per day of Canadian crude oil to U.S. Midwest markets and Cushing, Oklahoma.

Parties are invited to visit www.transcanada.com or contact oil_pipelines@transcanada.com, Ed Scheibelhut at 403.920.2746 or Anar Velji at 403.920.6929, for more information.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “believe”, “may”, “plan”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Management’s Discussion and Analysis dated February 15, 2012 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

Media Enquiries:	Terry Cunha/Shawn Howard	403.920.7859 800.608.7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook/Lee Evans	403.920.7911 800.361.6522